Exhibit 99.8

December 13, 2016

TO:    CATALYST PAPER CORPORATION

Re:     Support and Voting Agreement –Alternative Recapitalization Transaction

Reference is made to the alternative recapitalization support agreement dated October 30, 2016 (the "Recapitalization Support Agreement") among Catalyst Paper Corporation (the "Corporation") and certain principal shareholders and noteholders designated as "Supporting Parties" thereunder (the "Supporting Parties"), as amended or restated from time to time, pursuant to which the Corporation and the Supporting Parties have agreed upon, among other things and subject to the terms and conditions set out in the Recapitalization Support Agreement:
a)
the conversion of the Notes into (i) a new US$135 million secured term loan with a maturity of five years and carrying interest at a rate of 12% per annum, with such interest to be paid-in-kind during the first year of the loan with the possibility thereafter of partial payment-in-kind at the option of the Corporation or with the consent of the lenders, and (ii) newly-issued common shares of the Corporation representing approximately 95% of the outstanding number thereof after giving effect to such conversion (the "Recapitalization Transaction"); and

b)
the privatization of the Corporation, under which existing common shares of the Corporation not held by the Supporting Parties would be exchanged for a cash consideration in the amount of C$0.50 per share (the "Privatization Redemption"), subject to certain conditions, including the receipt of a discretionary exemption order from the relevant Canadian securities regulatory authorities to the effect that following completion of the Recapitalization Transaction and the Privatization Redemption, the Corporation would cease to be a reporting issuer under applicable Canadian securities laws.

The Recapitalization Transaction and the Privatization Redemption will be effected by way of a statutory plan of arrangement (the "Plan") under the provisions of the CBCA, and will be subject to separate votes of the shareholders of the Corporation. The completion of the Recapitalization Transaction is not conditional upon the completion of the Privatization Redemption, but the completion of the Privatization Redemption is conditional upon the completion of the Recapitalization Transaction. In the event that the Recapitalization Transaction is duly approved by the relevant securityholders but the Privatization Redemption is not approved, the Recapitalization Transaction will proceed without the Privatization Redemption.
Unless otherwise defined herein, all capitalized terms referred to herein shall have the meanings attributed thereto in the Recapitalization Support Agreement.
The undersigned is either the legal and beneficial owner of, or has sole investment and voting discretion with respect to, 579,787 common shares of the Corporation (the "Shares").

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The undersigned hereby represents and warrants (and acknowledges that the Corporation is relying upon such representations and warranties), as of the date hereof, that:
(a)
he, she or it (i) is either the sole legal and beneficial owner of the Shares or has the sole investment and voting discretion with respect to the Shares, and (ii), as applicable, has the power and authority to bind the beneficial owner(s) of such Shares to the terms of this Agreement with respect to the interests of such beneficial owner(s) in such Shares;

(b)
he, she or it has the sole authority to vote or direct the voting of the Shares and has not deposited any of the Shares into a voting trust, or granted (or permitted to be granted) any proxy or power-of-attorney or attorney-in-fact, or entered into a voting agreement, understanding or arrangement, or granted (or permitted to be granted) any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or other agreement, with respect to the voting of the Shares, where such trust, grant, agreement, understanding or arrangement, right or privilege would restrict the ability of the undersigned to comply with his, her or its obligations under this letter agreement affecting the Shares or the ability of any holder thereof to exercise ownership rights with respect thereto;

(c)
the Shares are not subject to any liens, charges, encumbrances, obligations or other restrictions or rights of others that would reasonably be expected to adversely affect his, her or its ability to perform his, her or its obligations under this letter agreement;

(d)
if the undersigned is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and the execution, delivery and, subject to the approval of the Plan by the Court, performance by the undersigned of its obligations under this letter agreement: (i) are within its corporate, partnership, limited partnership or similar power, as applicable; (ii) have been duly authorized by all necessary corporate, partnership, limited partnership or similar action, as applicable; and (iii) do not: (A) contravene its certificate of incorporation, articles, by- laws, partnership or membership agreement, limited partnership agreement or other constitutive documents, as applicable; (B) violate any law applicable to it or any of its assets; or (C) conflict with or result in the breach of, or constitute a default under, or require a consent under, any contract material to the undersigned;

(e)
this letter agreement constitutes a legal, valid and binding obligation of the undersigned enforceable against him, her or it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by general principles of equity, whether asserted in a proceeding in equity or at law; and

(f)
he, she or it is not, as part or in the context of the Recapitalization Transaction or the Privatization Redemption, receiving any "collateral benefit", as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions, nor is there any agreement, arrangement or understanding in this regard, and is not acting jointly or in concert (as such expression is understood under applicable Canadian securities laws) with any other Person with respect to the Recapitalization Transaction or the Privatization Redemption.

The undersigned hereby agrees, in connection with the Shares, from the date hereof until the termination of this letter agreement in accordance with its terms:

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(a)	to vote or to cause to be voted all of the Shares (including any shares of the Corporation acquired after the date hereof), and any other securities of the Corporation held by the undersigned:
(i)
in favour of the approval, consent, ratification and adoption of the Recapitalization Transaction and the Plan, as the case may be (and any resolutions or actions required in furtherance of the foregoing which are, in each case, consistent in all material respects with the terms and conditions of this Agreement and the Plan) (the "Recapitalization Approval Resolutions");

(ii)
in favour of the approval, consent, ratification and adoption of the Privatization Redemption be (and any resolutions or actions required in furtherance of the foregoing which are, in each case, consistent in all material respects with the terms and conditions of this Agreement and the Privatization Redemption) (the "Privatization Redemption Approval Resolutions"); and

(iii)
against the approval, consent, ratification and adoption of any action or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation, consideration, acceptance or implementation of the Recapitalization Transaction, the Plan or the Privatization Redemption, as the case may be;

and to cause such Shares to be counted as present for the purposes of establishing a quorum;
(b)
to deliver or to cause to be delivered to the Corporation duly executed proxies or voting information forms in favour of the Corporation, such proxies instructing the holder thereof to vote in favour of the Recapitalization Transaction, the Plan and the Privatization Redemption, as the case may be (and any resolutions or actions required in furtherance of the foregoing);

(c)	not to exercise any rights to dissent, rights of appraisal or rights to demand repurchase, to the extent available, in connection with the Privatization Redemption, the Plan or the Recapitalization;

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(d)
(i) not to object to, impede or take any other action or omit to take any action that would interfere with, delay, challenge, frustrate or hinder the consideration, acceptance or implementation of the Plan, the Recapitalization Transaction or the Privatization Redemption; (ii) not to propose, initiate, solicit, file, support or vote (or cause to vote) any of the Shares or any other securities of the Corporation in favor of any alternative offer, matter, transaction, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of the Corporation or any of its subsidiaries that is inconsistent with the Plan, the Recapitalization Transaction or the Privatization Redemption (a "Competing Offer"); (iii) to oppose and vote (or cause to vote) all of the Shares and any other securities of the Corporation against any Competing Offer or proceeding under the CBCA (or, if applicable, the Chapter 15 Cases) or any other legislation in Canada or elsewhere in each case in respect of any Competing Offer; and (iv) not to take, or omit to take, any action, directly or indirectly, that is materially inconsistent with, or is intended or is reasonably likely to interfere with the consideration, acceptance or implementation of, the Plan, the Recapitalization Transaction or the Privatization Redemption;

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(e)
not to, directly or indirectly, sell, assign, pledge, mortgage or hypothecate (except with respect to security generally applying to his, her or its investments which does not adversely affect the ability of the undersigned to perform his, her or its obligations under this letter agreement) or otherwise transfer any of the Shares or any other securities of the Corporation (or any rights or interest in respect thereof, including, but not limited to, the right to vote) held by the undersigned, without the prior written consent of the Corporation; and

(f)
not to act jointly or in concert with any other Person, including the Supporting Parties, or receive or have any agreement, arrangement or understanding to receive any collateral benefit, with respect to the Recapitalization Transaction or the Privatization Redemption.

Notwithstanding anything to the contrary herein, the undersigned and the Corporation agree that none of the terms and conditions set forth in this letter agreement shall be construed or applied as to prevent the undersigned from supporting or voting in favor of the M&A Transaction, and no such support of or voting in favor of the M&A Transaction by the undersigned shall in any event constitute a breach or violation of this letter agreement or result in any liability of the undersigned, nor entitle the Corporation or any of its Affiliates to any rights, privileges or other entitlements of any kind under this letter agreement or otherwise.
The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Corporation in connection with the Recapitalization Transaction, the Plan or the Privatization Redemption and in any material change report prepared by the Corporation, and further agrees to this letter agreement being made publicly available, including by filing on SEDAR, in accordance with applicable securities laws.
This letter agreement shall terminate and be of no further force or effect only upon the earliest of:
(a)	the written agreement between the undersigned and the Corporation;
(b)	the termination of the Recapitalization Support Agreement in accordance with its terms; or
(c)	January 31, 2017.
This letter agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
This letter agreement shall be binding upon the undersigned and the Corporation and upon their respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither the undersigned nor the Corporation may assign, delegate or otherwise transfer any  of  their respective  rights,  interests  or  obligations under  this  letter  agreement without the prior written consent of the other, except that the undersigned may assign, delegate or otherwise transfer any of his, her or its rights, interests or obligations under this letter agreement to an affiliate, without reducing his, her or its obligations hereunder.
This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.
[signature page follows]

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If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copy of this letter agreement where indicated below and returning the same to the Corporation, upon which this letter agreement as so accepted shall constitute an agreement among the undersigned and the Corporation.

STONEHILL MASTER FUND LTD.
By: Stonehill Capital Management LLC, its advisors

Per:	"Paul Malek"
Name: Paul Malek
Title: General Counsel

Accepted and agreed on December 13, 2016.

CATALYST PAPER CORPORATION

Per:	"Joe Nemeth"
Name: Joe Nemeth
Title: President & CEO

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